Exhibit 4.8

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations Form 51-102F3

ITEM 1 -	NAME AND ADDRESS OF COMPANY

Neptune Wellness Solutions Inc. (formerly Neptune Technologies & Bioressources Inc.)

(“Neptune”)

545 Promenade du Centropolis

Suite 100

Laval, Québec

H7T 0A3

ITEM 2 -	DATE OF MATERIAL CHANGE

February 10, 2021

ITEM 3 -	NEWS RELEASE

Neptune issued a press release with respect to the material change described below on February 10, 2021 via Globenewswire.

ITEM 4 -	SUMMARY OF MATERIAL CHANGE

Neptune announced that it completed the acquisition of a controlling interest in Sprout Foods, Inc., a portfolio investment of Morgan Stanley Expansion Capital.

ITEM 5 -	FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

Neptune announced that it completed the acquisition of a controlling interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital (“MSEC”). As part of the transaction, investment funds managed by MSEC will become a major shareholder in Neptune and partner with the company to grow Sprout within Neptune’s brand portfolio of consumer product goods.

Neptune is taking a controlling and management interest in Sprout, an organic plant based baby food and toddler snack company with USD$28 million in annual net revenues. Sprout was founded in 2008 and is one of the fastest growing organic brands on Amazon. Through the acquisition of Sprout, Neptune accelerates its ongoing transformation into a disruptive consumer packaged goods company, providing customers with innovative health and wellness brands that harness the power of plant-based super ingredients. Sprout has been a portfolio company of investment funds managed by MSEC since 2018.

Sprout Acquisition Details

•	Neptune has acquired a 50.1% interest in Sprout. Sprout will operate as a subsidiary of Neptune Wellness Solutions.

•

The transaction consideration includes a USD$6M cash payment, and the issuance of 6,741,573 Neptune common shares having a value of USD$12.0M. Additionally, Neptune is guaranteeing a USD$10M note issued by Sprout in favor of MSEC.

•	MSEC, an investment team within Morgan Stanley Investment Management, has been providing tailored capital solutions for growth companies for over three decades.

•

The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth for both companies with several near and long-term revenue synergy opportunities identified as well as an exciting new product pipeline to be launched under the Sprout brand.

•

Sprout is one of the largest independent organic baby food and toddler snacking companies, with roughly USD$28 million in annual net revenue. Sprout is currently the #4-top selling organic baby food brand on Amazon, with line of sight to a top 3 position.

•	Sprout’s three main brands are Sprout, Nosh and NurturMe. These brands are currently carried in leading retailers including Publix, Wegmans, HEB, Target, and more.

•	Sprout’s current management team, including CEO Capp Culver, will remain with the company

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 -	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 -	OMITTED INFORMATION

Not applicable.

ITEM 8 -	EXECUTIVE OFFICER

For further information, contact Christopher Piazza, Assistant Corporate Secretary of Neptune at (514) 214-2061.

ITEM 9 -	DATE OF REPORT

February 18, 2021.